FINANCIAL SUMMARY

FY2018

(April 1, 2017 through March 31, 2018)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2018 Consolidated Financial Results

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

May 9, 2018

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	http://www.toyota.co.jp
Representative	:	Akio Toyoda, President
Contact person	:	Kenta Kon, General Manager, Accounting Division Tel. (0565)28-2121
Date of the ordinary general shareholders’ meeting	:	June 14, 2018
Payment date of cash dividends	:	May 25, 2018
Filing date of financial statements	:	June 25, 2018
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen for consolidated results)

1.	Consolidated Results for FY2018 (April 1, 2017 through March 31, 2018)

(1)	Consolidated financial results

	(% of change from previous year)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2018	29,379,510	6.5	2,399,862	20.3	2,620,429	19.4	2,493,983	36.2
FY2017	27,597,193	-2.8	1,994,372	-30.1	2,193,825	-26.5	1,831,109	-20.8

Note:  Comprehensive income    FY2018    2,393,256 million yen ( 21.7%),    FY2017    1,966,650 million yen ( 29.6%)

	Net income attributable to Toyota Motor Corporation per common share – Basic	Net income attributable to Toyota Motor Corporation per common share – Diluted	Ratio of net income attributable to Toyota Motor Corporation to Toyota Motor Corporation shareholders’ equity	Ratio of income before income taxes and equity in earnings of affiliated companies to total assets	Ratio of operating income to net revenues
	Yen	Yen	%	%	%
FY2018	842.00	832.78	13.7	5.3	8.2
FY2017	605.47	599.22	10.6	4.6	7.2

Reference:  Equity in earnings of affiliated companies    FY2018    470,083 million yen,    FY2017    362,060 million yen

(2)	Consolidated financial position

	Total assets	Mezzanine equity and Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity	Toyota Motor Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
FY2018	50,308,249	19,922,076	18,735,982	37.2	6,438.65
FY2017	48,750,186	18,668,953	17,514,812	35.9	5,887.88

(3)	Consolidated cash flows

	From operating activities	From investing activities	From financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
FY2018	4,210,009	-3,660,092	-449,135	3,052,269
FY2017	3,414,237	-2,969,939	-375,165	2,995,075

2.	Cash Dividends

	Annual cash dividends per common share					Total amount of cash dividends (annual)	Dividends payout ratio (consolidated)	Ratio of total amount of dividends to Toyota Motor Corporation shareholders’ equity (consolidated)
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen	Million yen	%	%
FY2017	—	100.00	—	110.00	210.00	627,551	34.6	3.7
FY2018	—	100.00	—	120.00	220.00	642,669	26.1	3.6
FY2019 (forecast)	—	—	—	—	—		—

Note:  Please refer to “Reference: Cash Dividends on Class Shares” for information regarding cash dividends on class shares, which are unlisted and have different rights from common stock.

3.	Forecast of Consolidated Results for FY2019 (April 1, 2018 through March 31, 2019)

	(% of change from FY2018)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per common share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	29,000,000	-1.3	2,300,000	-4.2	2,450,000	-6.5	2,120,000	-15.0	723.39

Notes

(1)	Changes in significant subsidiaries during FY2018

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Changes in accounting principles, procedures, and disclosures during FY2018

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (2)-(i) above: yes

Note: For more details, please see page 14 “(6) Summary of Significant Accounting Policies.”

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each fiscal year (including treasury stock):
FY2018 3,262,997,492 shares, FY2017 3,262,997,492 shares

(ii)	Number of treasury stock at the end of each fiscal year: FY2018 353,073,500 shares, FY2017 288,274,636 shares

(iii)	Average number of shares issued and outstanding in each fiscal year: FY2018 2,947,365,044 shares, FY2017 3,008,088,275 shares

Reference: Overview of the Unconsolidated Financial Results

FY2018 Unconsolidated Financial Results

(Unconsolidated financial information has been prepared in accordance with Japanese generally accepted accounting principles)

English translation from the original Japanese-language document

(Amounts less than one million yen are omitted for unconsolidated results)

1.	Unconsolidated Results for FY2018 (April 1, 2017 through March 31, 2018)

(1)	Unconsolidated financial results

	(% of change from previous year)
	Net revenues		Operating income		Ordinary income		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2018	12,201,443	6.3	1,257,543	50.2	2,238,140	24.2	1,859,312	21.5
FY2017	11,476,343	-0.9	837,204	-40.3	1,801,736	-21.1	1,529,911	-15.5

	Net income per common share – Basic		Net income per common share – Diluted
	Yen		Yen
FY2018	628.31		620.85
FY2017	506.96		500.65

(2)	Unconsolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per common share
	Million yen	Million yen	%	Yen
FY2018	17,522,303	12,040,947	68.7	3,972.72
FY2017	16,592,167	11,365,784	68.5	3,659.40

Reference: Equity at the end of FY2018: 12,040,742 million yen, Equity at the end of FY2017: 11,364,877 million yen

2.	Forecast of Unconsolidated Results for FY2019 (April 1, 2018 through March 31, 2019)

	(% of change from FY2018)
	Net revenues		Operating income		Ordinary income		Net income		Net income per common share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	11,900,000	-2.5	1,070,000	-14.9	1,850,000	-17.3	1,520,000	-18.2	518.94

This report is not audited.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Consolidated financial information in this report is prepared in accordance with U.S. generally accepted accounting principles.

Reference: Cash Dividends on Class Shares

Cash dividends on class shares, which have different rights from common stock, are as follows:

	Annual cash dividends per First Series Model AA Class Share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2017	—	52.50	—	52.50	105.00
FY2018	—	79.00	—	79.00	158.00
FY2019 (forecast)	—	—	—	—	—

Note:  The First Series Model AA Class Shares were issued in July 2015.

TOYOTA MOTOR CORPORATION    FY2018 Financial Summary

TOYOTA MOTOR CORPORATION    FY2018 Financial Summary

1.	Financial Results and Position

(1) Consolidated Financial Results for FY2018

Financial Results

Reviewing the general economic environment for FY2018 (April 1, 2017 through March 31, 2018), the world economy has continued its moderate recovery on the back of the global expansion of trade and production and steady domestic demand. The Japanese economy has also been on a moderate recovery due to improvements in employment and income conditions.

For the automotive industry, markets have remained stable in the developed countries and expanded in China, but have slowed down in some resource-rich countries. Meanwhile, there have been movements in different countries and regions to tighten existing regulations or introduce new regulations for the reduction of greenhouse gases, including compulsory quotas for the sale of electrified vehicles.

Under these conditions, consolidated vehicle unit sales in Japan and overseas decreased by 7 thousand units, or 0.1%, to 8,964 thousand units in FY2018 compared with FY2017 (April 1, 2016 through March 31, 2017). Vehicle unit sales in Japan decreased by 19 thousand units, or 0.8%, to 2,255 thousand units in FY2018 compared with FY2017. However, with the efforts of dealers nationwide, Toyota and Lexus brands’ market share excluding mini-vehicles was 46.9%, and market share (including Daihatsu and Hino brands) including mini-vehicles was 44.4%, each remaining at as high a level as in FY2017. Meanwhile, overseas vehicle unit sales increased by 12 thousand units, or 0.2%, to 6,709 thousand units in FY2018 compared with FY2017, because of sales expansion in Europe and Other regions.

The results of operations for FY2018 were as follows:

Net revenues	29,379.5 billion yen	(an increase of 1,782.3 billion yen or 6.5% compared with FY2017)
Operating income	2,399.8 billion yen	(an increase of 405.4 billion yen or 20.3% compared with FY2017)
Income before income taxes and equity in earnings of affiliated companies	2,620.4 billion yen	(an increase of 426.6 billion yen or 19.4% compared with FY2017)
Net income attributable to Toyota Motor Corporation	2,493.9 billion yen	(an increase of 662.8 billion yen or 36.2% compared with FY2017)

The changes in operating income were as follows:

Effects of marketing activities	a decrease of 100.0 billion yen
Effects of changes in exchange rates	an increase of 265.0 billion yen
Cost reduction efforts	an increase of 165.0 billion yen
Decrease in expenses and others	an increase of 60.0 billion yen
Other	an increase of 15.4 billion yen

Note:

Translational impacts concerning operating income of overseas subsidiaries and concerning provisions in foreign currencies at the end of the fiscal year are included in “Effects of changes in exchange rates.”

Net income attributable to Toyota Motor Corporation for the fiscal year ended March 31, 2018 includes a reduction in income taxes of 249.6 billion yen, which is mainly attributable to the revaluation of deferred tax assets and liabilities resulting from the Tax Cuts and Jobs Act of 2017 of the United States.

TOYOTA MOTOR CORPORATION    FY2018 Financial Summary

Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations increased by 1,316.0 billion yen, or 5.2%, to 26,397.9 billion yen in FY2018 compared with FY2017, and operating income increased by 318.1 billion yen, or 18.8%, to 2,011.1 billion yen in FY2018 compared with FY2017. The increase in operating income was mainly due to the effects of changes in exchange rates and cost reduction efforts.

(ii) Financial services:

Net revenues for the financial services operations increased by 193.4 billion yen, or 10.6%, to 2,017.0 billion yen in FY2018 compared with FY2017, and operating income increased by 63.1 billion yen, or 28.4%, to 285.5 billion yen in FY2018 compared with FY2017. The increase in operating income was mainly due to the increase in financing volume and the decrease in expenses related to credit losses and residual value losses in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses increased by 325.0 billion yen, or 24.6%, to 1,646.1 billion yen in FY2018 compared with FY2017, and operating income increased by 19.4 billion yen, or 24.0%, to 100.8 billion yen in FY2018 compared with FY2017.

Geographic Information

(i) Japan:

Net revenues in Japan increased by 1,193.9 billion yen, or 8.1%, to 16,024.8 billion yen in FY2018 compared with FY2017, and operating income increased by 457.6 billion yen, or 38.1%, to 1,659.9 billion yen in FY2018 compared with FY2017. The increase in operating income was mainly due to the effects of changes in exchange rates and cost reduction efforts.

(ii) North America:

Net revenues in North America increased by 335.3 billion yen, or 3.3%, to 10,574.4 billion yen in FY2018 compared with FY2017. However, operating income decreased by 172.2 billion yen, or 55.4%, to 138.8 billion yen in FY2018 compared with FY2017. The decrease in operating income was mainly due to the increase in sales expenses, and decreases in both production volume and vehicle unit sales.

(iii) Europe:

Net revenues in Europe increased by 504.1 billion yen, or 18.8%, to 3,185.2 billion yen in FY2018 compared with FY2017, and operating income increased by 87.2 billion yen to 75.0 billion yen in FY2018 compared with FY2017. The increase in operating income was mainly due to the decrease in expenses and others.

(iv) Asia:

Net revenues in Asia increased by 328.3 billion yen, or 6.8%, to 5,148.1 billion yen in FY2018 compared with FY2017. However, operating income decreased by 1.9 billion yen, or 0.5%, to 433.1 billion yen in FY2018 compared with FY2017.

(v) Other (Central and South America, Oceania, Africa and the Middle East):

Net revenues in other regions increased by 292.2 billion yen, or 13.5%, to 2,453.2 billion yen in FY2018 compared with FY2017, and operating income increased by 53.9 billion yen, or 91.9%, to 112.6 billion yen in FY2018 compared with FY2017. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

TOYOTA MOTOR CORPORATION    FY2018 Financial Summary

(2) Consolidated Financial Position for FY2018

Cash and cash equivalents increased by 57.1 billion yen, or 1.9%, to 3,052.2 billion yen at the end of FY2018 compared with the end of FY2017.

The increases or decreases for each cash flow activity compared with the previous fiscal year are as follows:

Cash flows from operating activities

Net cash flows from operating activities resulted in an increase in cash by 4,210.0 billion yen in FY2018. Net cash provided by operating activities increased by 795.7 billion yen from 3,414.2 billion yen in FY2017.

Cash flows from investing activities

Net cash flows from investing activities resulted in a decrease in cash by 3,660.0 billion yen in FY2018. Net cash used in investing activities increased by 690.1 billion yen from 2,969.9 billion yen in FY2017.

Cash flows from financing activities

Net cash flows from financing activities resulted in a decrease in cash by 449.1 billion yen in FY2018. Net cash used in financing activities increased by 73.9 billion yen from 375.1 billion yen in FY2017.

The consolidated cash flows by segment for FY2018 are as follows:

Non-financial services

Net cash provided by operating activities was 2,917.8 billion yen, net cash used in investing activities was 1,549.9 billion yen and net cash used in financing activities was 1,218.3 billion yen.

Financial services

Net cash provided by operating activities was 1,315.8 billion yen, net cash used in investing activities was 2,177.9 billion yen and net cash provided by financing activities was 813.3 billion yen.

TOYOTA MOTOR CORPORATION    FY2018 Financial Summary

(3) Forecast of Consolidated Financial Results for FY2019

As for the future automotive market, developed countries are expected to remain steady while emerging countries are expected to expand gradually on the back of economic recovery and other factors. Meanwhile, the automotive industry is facing the time of profound transformation that could happen only once in hundred years in response to increasing serious environmental issues and other social challenges, technological innovation such as automated driving, connected vehicles and robotics which adopts the rapidly evolving technology of artificial intelligence, and diversification of lifestyles.

Under these circumstances, the current forecast of consolidated financial results for the next fiscal year ending March 31, 2019 is set forth below. This forecast assumes average exchange rates through the fiscal year of 105 yen per US$1 and 130 yen per 1 euro.

Forecast of consolidated results for FY2019

Net revenues	29,000.0 billion yen	(a decrease of 1.3% compared with FY2018)
Operating income	2,300.0 billion yen	(a decrease of 4.2% compared with FY2018)
Income before income taxes and equity in earnings of affiliated companies	2,450.0 billion yen	(a decrease of 6.5% compared with FY2018)
Net income attributable to Toyota Motor Corporation	2,120.0 billion yen	(a decrease of 15.0% compared with FY2018)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION    FY2018 Financial Summary

2.	Basic Concept Regarding the Selection of Accounting Standards

Toyota prepares its consolidated financial statements in accordance with U.S. generally accepted accounting principles due to the listing of Toyota’s common stock on the New York Stock Exchange. Toyota is examining adoption of International Financial Reporting Standards in light of the environment surrounding Toyota, as well as domestic and international trends.

TOYOTA MOTOR CORPORATION    FY2018 Financial Summary

3.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Yen in millions)
	FY2017 (March 31, 2017)	FY2018 (March 31, 2018)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	2,995,075	3,052,269	57,194
Time deposits	1,082,654	901,244	(181,410)
Marketable securities	1,821,598	1,768,360	(53,238)
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥50,110 million at March 31, 2017 and ¥25,925 million at March 31, 2018	2,115,938	2,219,562	103,624
Finance receivables, net	6,196,649	6,348,306	151,657
Other receivables	436,867	489,338	52,471
Inventories	2,388,617	2,539,789	151,172
Prepaid expenses and other current assets	796,297	833,788	37,491

Total current assets	17,833,695	18,152,656	318,961

Noncurrent finance receivables, net	9,012,222	9,481,618	469,396
Investments and other assets:
Marketable securities and other securities investments	7,679,928	7,999,323	319,395
Affiliated companies	2,845,639	3,162,917	317,278
Employees receivables	25,187	22,562	(2,625)
Other	1,156,406	1,221,500	65,094

Total investments and other assets	11,707,160	12,406,302	699,142

Property, plant and equipment:
Land	1,379,991	1,404,611	24,620
Buildings	4,470,996	4,659,753	188,757
Machinery and equipment	11,357,340	11,535,381	178,041
Vehicles and equipment on operating leases	5,966,579	5,934,393	(32,186)
Construction in progress	474,188	509,851	35,663

Total property, plant and equipment, at cost	23,649,094	24,043,989	394,895

Less – Accumulated depreciation	(13,451,985)	(13,776,316)	(324,331)

Total property, plant and equipment, net	10,197,109	10,267,673	70,564

Total assets	48,750,186	50,308,249	1,558,063

TOYOTA MOTOR CORPORATION    FY2018 Financial Summary

	(Yen in millions)
	FY2017 (March 31, 2017)	FY2018 (March 31, 2018)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	4,953,682	5,154,913	201,231
Current portion of long-term debt	4,290,449	4,186,277	(104,172)
Accounts payable	2,566,382	2,586,657	20,275
Other payables	936,938	1,048,216	111,278
Accrued expenses	3,137,827	3,104,260	(33,567)
Income taxes payable	223,574	462,327	238,753
Other current liabilities	1,210,113	1,254,241	44,128

Total current liabilities	17,318,965	17,796,891	477,926

Long-term liabilities:
Long-term debt	9,911,596	10,006,374	94,778
Accrued pension and severance costs	905,070	931,182	26,112
Deferred income taxes	1,423,726	1,118,165	(305,561)
Other long-term liabilities	521,876	533,561	11,685

Total long-term liabilities	12,762,268	12,589,282	(172,986)

Total liabilities	30,081,233	30,386,173	304,940

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2017 and March 31, 2018 issued: 47,100,000 shares at March 31, 2017 and March 31, 2018	485,877	491,974	6,097

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2017 and March 31, 2018 issued: 3,262,997,492 shares at March 31, 2017 and March 31, 2018	397,050	397,050	—
Additional paid-in capital	484,013	487,502	3,489
Retained earnings	17,601,070	19,473,464	1,872,394
Accumulated other comprehensive income (loss)	640,922	435,699	(205,223)
Treasury stock, at cost, 288,274,636 shares at March 31, 2017 and 353,073,500 shares at March 31, 2018	(1,608,243)	(2,057,733)	(449,490)

Total Toyota Motor Corporation shareholders’ equity	17,514,812	18,735,982	1,221,170

Noncontrolling interests	668,264	694,120	25,856

Total shareholders’ equity	18,183,076	19,430,102	1,247,026

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	48,750,186	50,308,249	1,558,063

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

TOYOTA MOTOR CORPORATION    FY2018 Financial Summary

(2) Consolidated Statements of Income and

      Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	(Yen in millions)
	FY2017 (For the year ended March 31, 2017)	FY2018 (For the year ended March 31, 2018)	Increase (Decrease)
Net revenues:
Sales of products	25,813,496	27,420,276	1,606,780
Financing operations	1,783,697	1,959,234	175,537

Total net revenues	27,597,193	29,379,510	1,782,317

Costs and expenses:
Cost of products sold	21,543,035	22,600,474	1,057,439
Cost of financing operations	1,191,301	1,288,679	97,378
Selling, general and administrative	2,868,485	3,090,495	222,010

Total costs and expenses	25,602,821	26,979,648	1,376,827

Operating income	1,994,372	2,399,862	405,490

Other income (expense):
Interest and dividend income	158,983	179,541	20,558
Interest expense	(29,353)	(27,586)	1,767
Foreign exchange gain, net	33,601	22,664	(10,937)
Other income (loss), net	36,222	45,948	9,726

Total other income (expense)	199,453	220,567	21,114

Income before income taxes and equity in earnings of affiliated companies	2,193,825	2,620,429	426,604

Provision for income taxes	628,900	504,406	(124,494)
Equity in earnings of affiliated companies	362,060	470,083	108,023

Net income	1,926,985	2,586,106	659,121

Less – Net income attributable to noncontrolling interests	(95,876)	(92,123)	3,753

Net income attributable to Toyota Motor Corporation	1,831,109	2,493,983	662,874

Note:

Net income attributable to common shareholders for the fiscal year ended March 31, 2018 and 2017 is 2,481,692 million yen and 1,821,314 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 12,291 million yen and 9,795 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	605.47	842.00	236.53
Diluted	599.22	832.78	233.56

TOYOTA MOTOR CORPORATION    FY2018 Financial Summary

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2017 (For the year ended March 31, 2017)	FY2018 (For the year ended March 31, 2018)	Increase (Decrease)
Net income	1,926,985	2,586,106	659,121
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(57,926)	(120,606)	(62,680)
Unrealized gains (losses) on securities	4,279	(94,559)	(98,838)
Pension liability adjustments	93,312	22,315	(70,997)

Total other comprehensive income (loss)	39,665	(192,850)	(232,515)

Comprehensive income	1,966,650	2,393,256	426,606

Less – Comprehensive income attributable to noncontrolling interests	(103,161)	(93,096)	10,065

Comprehensive income attributable to Toyota Motor Corporation	1,863,489	2,300,160	436,671

TOYOTA MOTOR CORPORATION    FY2018 Financial Summary

(3) Consolidated Statements of Shareholders’ Equity

	(Yen in millions)
	FY2017 (For the year ended March 31, 2017)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2016	397,050	548,161	16,794,240	610,768	(1,603,284)	16,746,935	861,472	17,608,407

Equity transaction with noncontrolling interests and other		(35,555)		(2,226)	283,561	245,780	(232,433)	13,347
Comprehensive income:
Net income			1,831,109			1,831,109	95,876	1,926,985
Other comprehensive income (loss)
Foreign currency translation adjustments				(52,427)		(52,427)	(5,499)	(57,926)
Unrealized gains (losses) on securities				(8,002)		(8,002)	12,281	4,279
Pension liability adjustments				92,809		92,809	503	93,312

Total comprehensive income						1,863,489	103,161	1,966,650

Accretion to Mezzanine equity			(4,849)			(4,849)		(4,849)
Dividends to Toyota Motor Corporation class shareholders			(4,946)			(4,946)		(4,946)
Dividends paid to Toyota Motor Corporation common shareholders			(634,475)			(634,475)		(634,475)
Dividends paid to noncontrolling interests							(63,936)	(63,936)
Repurchase of treasury stock					(700,228)	(700,228)		(700,228)
Reissuance of treasury stock		(1,219)			4,325	3,106		3,106
Retirement of treasury stock		(27,374)	(380,009)		407,383	—		—

Balances at March 31, 2017	397,050	484,013	17,601,070	640,922	(1,608,243)	17,514,812	668,264	18,183,076

	(Yen in millions)
	FY2018 (For the year ended March 31, 2018)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2017	397,050	484,013	17,601,070	640,922	(1,608,243)	17,514,812	668,264	18,183,076

Equity transaction with noncontrolling interests and other		1,817	11,400	(11,400)		1,817	(3,476)	(1,659)
Comprehensive income:
Net income			2,493,983			2,493,983	92,123	2,586,106
Other comprehensive income (loss)
Foreign currency translation adjustments				(118,977)		(118,977)	(1,629)	(120,606)
Unrealized gains (losses) on securities				(96,581)		(96,581)	2,022	(94,559)
Pension liability adjustments				21,735		21,735	580	22,315

Total comprehensive income						2,300,160	93,096	2,393,256

Accretion to Mezzanine equity			(4,849)			(4,849)		(4,849)
Dividends to Toyota Motor Corporation class shareholders			(7,442)			(7,442)		(7,442)
Dividends paid to Toyota Motor Corporation common shareholders			(620,698)			(620,698)		(620,698)
Dividends paid to noncontrolling interests							(63,764)	(63,764)
Repurchase of treasury stock					(500,177)	(500,177)		(500,177)
Reissuance of treasury stock		1,672			50,687	52,359		52,359

Balances at March 31, 2018	397,050	487,502	19,473,464	435,699	(2,057,733)	18,735,982	694,120	19,430,102

TOYOTA MOTOR CORPORATION    FY2018 Financial Summary

(4) Consolidated Statements of Cash Flows

	(Yen in millions)
	FY2017 (For the year ended March 31, 2017)	FY2018 (For the year ended March 31, 2018)
Cash flows from operating activities:
Net income	1,926,985	2,586,106
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,610,950	1,734,033
Provision for doubtful accounts and credit losses	98,666	76,069
Pension and severance costs, less payments	23,253	4,286
Losses on disposal of fixed assets	30,673	35,289
Unrealized losses on available-for-sale securities, net	7,073	846
Deferred income taxes	(53,299)	(237,961)
Equity in earnings of affiliated companies	(362,060)	(470,083)
Changes in operating assets and liabilities, and other	131,996	481,424

Net cash provided by operating activities	3,414,237	4,210,009

Cash flows from investing activities:
Additions to finance receivables	(13,636,694)	(15,058,516)
Collection of and proceeds from sales of finance receivables	12,927,981	14,046,312
Additions to fixed assets excluding equipment leased to others	(1,223,878)	(1,291,117)
Additions to equipment leased to others	(2,317,559)	(2,307,590)
Proceeds from sales of fixed assets excluding equipment leased to others	41,238	71,820
Proceeds from sales of equipment leased to others	1,238,278	1,211,272
Purchases of marketable securities and security investments	(2,517,008)	(3,052,916)
Proceeds from sales of and maturity of marketable securities and security investments	1,901,541	2,523,538
Payment for additional investments in affiliated companies, net of cash acquired	44,274	(576)
Changes in investments and other assets, and other	571,888	197,681

Net cash used in investing activities	(2,969,939)	(3,660,092)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	4,603,446	4,793,939
Payments of long-term debt	(3,845,554)	(4,452,338)
Increase in short-term borrowings	273,037	347,738
Dividends paid to Toyota Motor Corporation class shareholders	(3,697)	(6,194)
Dividends paid to Toyota Motor Corporation common shareholders	(634,475)	(620,698)
Dividends paid to noncontrolling interests	(63,936)	(63,764)
Reissuance (repurchase) of treasury stock, and other	(703,986)	(447,818)

Net cash used in financing activities	(375,165)	(449,135)

Effect of exchange rate changes on cash and cash equivalents	(13,486)	(43,588)

Net increase in cash and cash equivalents	55,647	57,194

Cash and cash equivalents at beginning of year	2,939,428	2,995,075

Cash and cash equivalents at end of year	2,995,075	3,052,269

Note:

In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

TOYOTA MOTOR CORPORATION    FY2018 Financial Summary

(5) Going Concern Assumption

None

(6) Summary of Significant Accounting Policies

“Summary of Significant Accounting Policies” has been omitted, as there were no significant changes from the most recent Securities Report (filed on June 23, 2017). Changes in accounting principles, procedures, and disclosures for consolidated financial statements by newly issued accounting pronouncements are set forth below.

In July 2015, the Financial Accounting Standards Board (“FASB”) issued updated guidance to simplify the measurement of inventory. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In March 2016, the FASB issued updated guidance for effect of derivative contract novations on existing hedge accounting relationships. This guidance clarifies that a change in the counterparty to a designated derivative hedging instrument does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria continue to be met. Toyota adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In March 2016, the FASB issued updated guidance for contingent put and call options in debt instruments. This guidance clarifies whether embedded contingent put and call options are clearly and closely related to the debt host when bifurcating embedded derivatives. Toyota adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In October 2016, the FASB issued updated guidance for consolidation. Under this guidance, a reporting entity would evaluate its indirect economic interest in a variable interest entity held through a related party under common control on a proportionate basis. Toyota adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In February 2018, the FASB issued updated guidance for comprehensive income. This guidance allows entities to reclassify tax effects stranded in accumulated other comprehensive incomes as a result of the Tax Cuts and Jobs Act of 2017 of the United States to retained earnings. Toyota early adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION    FY2018 Financial Summary

(7) Segment Information

(i) Segment Operating Results and Assets

FY2017 (As of and for the year ended March 31, 2017)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	25,032,229	1,783,697	781,267	—	27,597,193
Inter-segment sales and transfers	49,618	39,903	539,785	(629,306)	—

Total	25,081,847	1,823,600	1,321,052	(629,306)	27,597,193

Operating expenses	23,388,874	1,601,172	1,239,725	(626,950)	25,602,821

Operating income	1,692,973	222,428	81,327	(2,356)	1,994,372

Assets	16,156,496	22,507,613	2,170,498	7,915,579	48,750,186

Investment in equity method investees	2,745,437	9,792	—	90,193	2,845,422

Depreciation expenses	912,797	671,155	26,998	—	1,610,950

Capital expenditure	1,293,564	2,182,149	53,710	12,014	3,541,437

FY2018 (As of and for the year ended March 31, 2018)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	26,347,229	1,959,234	1,073,047	—	29,379,510
Inter-segment sales and transfers	50,711	57,774	573,071	(681,556)	—

Total	26,397,940	2,017,008	1,646,118	(681,556)	29,379,510

Operating expenses	24,386,805	1,731,462	1,545,306	(683,925)	26,979,648

Operating income	2,011,135	285,546	100,812	2,369	2,399,862

Assets	17,054,209	23,055,981	2,178,118	8,019,941	50,308,249

Investment in equity method investees	3,054,583	11,713	—	96,415	3,162,711

Depreciation expenses	976,735	723,061	34,237	—	1,734,033

Capital expenditure	1,381,122	2,166,805	62,447	(11,667)	3,598,707

Note:

Unallocated corporate assets included under “Inter-segment Elimination and/or Unallocated Amount” for FY2017 and FY2018 are 9,177,953 million yen and 9,386,399 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.

TOYOTA MOTOR CORPORATION    FY2018 Financial Summary

(ii) Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

Consolidated Balance Sheets as Classified into Non-Financial Services Business and Financial Services Business

	(Yen in millions)
	FY2017 (March 31, 2017)	FY2018 (March 31, 2018)	Increase (Decrease)
Assets
(Non-financial services)
Current assets:
Cash and cash equivalents	2,257,064	2,390,524	133,460
Marketable securities	1,439,944	1,546,459	106,515
Trade accounts and notes receivable, less allowance for doubtful accounts	2,191,594	2,304,676	113,082
Inventories	2,388,394	2,539,497	151,103
Prepaid expenses and other current assets	1,988,016	1,818,687	(169,329)

Total current assets	10,265,012	10,599,843	334,831

Investments and other assets	11,276,128	11,861,394	585,266
Property, plant and equipment	5,700,818	5,901,958	201,140

Total assets	27,241,958	28,363,195	1,121,237

(Financial services)
Current assets:
Cash and cash equivalents	738,011	661,745	(76,266)
Marketable securities	381,654	221,901	(159,753)
Finance receivables, net	6,196,649	6,348,306	151,657
Prepaid expenses and other current assets	831,924	957,122	125,198

Total current assets	8,148,238	8,189,074	40,836

Noncurrent finance receivables, net	9,012,222	9,481,618	469,396
Investments and other assets	850,862	1,019,574	168,712
Property, plant and equipment	4,496,291	4,365,715	(130,576)

Total assets	22,507,613	23,055,981	548,368

(Elimination)
Elimination of assets	(999,385)	(1,110,927)	(111,542)

(Consolidated)
Total assets	48,750,186	50,308,249	1,558,063

Note: Assets in the non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION    FY2018 Financial Summary

	(Yen in millions)
	FY2017 (March 31, 2017)	FY2018 (March 31, 2018)	Increase (Decrease)
Liabilities
(Non-financial services)
Current liabilities:
Short-term borrowings	669,947	541,968	(127,979)
Current portion of long-term debt	196,227	179,994	(16,233)
Accounts payable	2,540,078	2,556,393	16,315
Accrued expenses	3,038,218	2,980,981	(57,237)
Income taxes payable	203,101	429,616	226,515
Other current liabilities	1,512,662	1,797,724	285,062

Total current liabilities	8,160,233	8,486,676	326,443

Long-term liabilities:
Long-term debt	590,366	642,691	52,325
Accrued pension and severance costs	890,684	917,133	26,449
Other long-term liabilities	1,206,427	1,111,843	(94,584)

Total long-term liabilities	2,687,477	2,671,667	(15,810)

Total liabilities	10,847,710	11,158,343	310,633

(Financial services)
Current liabilities:
Short-term borrowings	4,605,389	4,929,478	324,089
Current portion of long-term debt	4,129,005	4,053,538	(75,467)
Accounts payable	33,283	40,251	6,968
Accrued expenses	117,773	145,127	27,354
Income taxes payable	20,473	32,711	12,238
Other current liabilities	833,813	870,634	36,821

Total current liabilities	9,739,736	10,071,739	332,003

Long-term liabilities:
Long-term debt	9,491,504	9,574,118	82,614
Accrued pension and severance costs	14,386	14,049	(337)
Other long-term liabilities	987,289	678,858	(308,431)

Total long-term liabilities	10,493,179	10,267,025	(226,154)

Total liabilities	20,232,915	20,338,764	105,849

(Elimination) Elimination of liabilities	(999,392)	(1,110,934)	(111,542)

(Consolidated) Total liabilities	30,081,233	30,386,173	304,940

(Consolidated) Mezzanine equity	485,877	491,974	6,097

Shareholders’ equity
(Consolidated) Total Toyota Motor Corporation shareholders’ equity	17,514,812	18,735,982	1,221,170

(Consolidated) Noncontrolling interests	668,264	694,120	25,856

(Consolidated) Total shareholders’ equity	18,183,076	19,430,102	1,247,026

(Consolidated) Total liabilities, mezzanine equity and shareholders’ equity	48,750,186	50,308,249	1,558,063

TOYOTA MOTOR CORPORATION    FY2018 Financial Summary

Consolidated Statements of Income as Classified into Non-Financial Services Business and Financial Services Business

	(Yen in millions)
	FY2017 (For the year ended March 31, 2017)	FY2018 (For the year ended March 31, 2018)	Increase (Decrease)
(Non-financial services)
Net revenues	25,845,453	27,448,165	1,602,712
Costs and expenses:	24,068,841	25,334,812	1,265,971
Cost of revenues	21,557,194	22,613,450	1,056,256
Selling, general and administrative	2,511,647	2,721,362	209,715

Operating income	1,776,612	2,113,353	336,741

Other income (expense), net	200,370	222,326	21,956

Income before income taxes and equity in earnings of affiliated companies	1,976,982	2,335,679	358,697

Provision for income taxes	562,452	738,763	176,311
Equity in earnings of affiliated companies	360,130	467,718	107,588

Net income	1,774,660	2,064,634	289,974

Less – Net income attributable to noncontrolling interests	(89,337)	(89,533)	(196)

Net income attributable to Toyota Motor Corporation	1,685,323	1,975,101	289,778

(Financial services)
Net revenues	1,823,600	2,017,008	193,408
Costs and expenses:	1,601,172	1,731,462	130,290
Cost of revenues	1,221,268	1,320,348	99,080
Selling, general and administrative	379,904	411,114	31,210

Operating income	222,428	285,546	63,118

Other income (expense), net	(5,618)	(794)	4,824

Income before income taxes and equity in earnings of affiliated companies	216,810	284,752	67,942

Provision for income taxes	66,583	(234,356)	(300,939)
Equity in earnings of affiliated companies	1,930	2,365	435

Net income	152,157	521,473	369,316

Less – Net income attributable to noncontrolling interests	(6,518)	(2,589)	3,929

Net income attributable to Toyota Motor Corporation	145,639	518,884	373,245

(Elimination)
Elimination of net income attributable to Toyota Motor Corporation	147	(2)	(149)

(Consolidated)
Net income attributable to Toyota Motor Corporation	1,831,109	2,493,983	662,874

TOYOTA MOTOR CORPORATION    FY2018 Financial Summary

Consolidated Statements of Cash Flows as Classified into Non-Financial Services Business and Financial Services Business

	(Yen in millions)
	FY2017 (For the year ended March 31, 2017)	FY2018 (For the year ended March 31, 2018)
(Non-financial services)
Cash flows from operating activities:
Net income	1,774,660	2,064,634
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	939,795	1,010,972
Provision for doubtful accounts	6,519	(74)
Pension and severance costs, less payments	21,796	5,027
Losses on disposal of fixed assets	30,461	35,010
Unrealized losses on available-for-sale securities, net	4,422	459
Deferred income taxes	(59,668)	64,143
Equity in earnings of affiliated companies	(360,130)	(467,718)
Changes in operating assets and liabilities, and other	206,455	205,434

Net cash provided by operating activities	2,564,310	2,917,887

Cash flows from investing activities:
Additions to fixed assets excluding equipment leased to others	(1,206,738)	(1,276,788)
Additions to equipment leased to others	(152,550)	(155,114)
Proceeds from sales of fixed assets excluding equipment leased to others	40,189	70,755
Proceeds from sales of equipment leased to others	72,659	63,402
Purchases of marketable securities and security investments	(2,104,202)	(2,273,805)
Proceeds from sales of and maturity of marketable securities and security investments	1,435,267	1,762,189
Payment for additional investments in affiliated companies, net of cash acquired	44,274	(576)
Changes in investments and other assets, and other	582,649	260,015

Net cash used in investing activities	(1,288,452)	(1,549,922)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	111,727	212,387
Payments of long-term debt	(82,840)	(170,072)
Increase (decrease) in short-term borrowings	51,523	(122,222)
Dividends paid to Toyota Motor Corporation class shareholders	(3,697)	(6,194)
Dividends paid to Toyota Motor Corporation common shareholders	(634,475)	(620,698)
Dividends paid to noncontrolling interests	(63,936)	(63,764)
Reissuance (repurchase) of treasury stock, and other	(703,986)	(447,818)

Net cash used in financing activities	(1,325,684)	(1,218,381)

Effect of exchange rate changes on cash and cash equivalents	(11,262)	(16,124)

Net increase (decrease) in cash and cash equivalents	(61,088)	133,460

Cash and cash equivalents at beginning of year	2,318,152	2,257,064

Cash and cash equivalents at end of year	2,257,064	2,390,524

TOYOTA MOTOR CORPORATION    FY2018 Financial Summary

	(Yen in millions)
	FY2017 (For the year ended March 31, 2017)	FY2018 (For the year ended March 31, 2018)
(Financial services)
Cash flows from operating activities:
Net income	152,157	521,473
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	671,155	723,061
Provision for doubtful accounts and credit losses	92,147	76,143
Pension and severance costs, less payments	1,457	(741)
Losses on disposal of fixed assets	212	279
Unrealized losses on available-for-sale securities, net	2,651	387
Deferred income taxes	6,504	(302,103)
Equity in earnings of affiliated companies	(1,930)	(2,365)
Changes in operating assets and liabilities, and other	103,840	299,709

Net cash provided by operating activities	1,028,193	1,315,843

Cash flows from investing activities:
Additions to finance receivables	(22,894,114)	(25,153,088)
Collection of and proceeds from sales of finance receivables	22,006,010	24,117,335
Additions to fixed assets excluding equipment leased to others	(17,140)	(14,329)
Additions to equipment leased to others	(2,165,009)	(2,152,476)
Proceeds from sales of fixed assets excluding equipment leased to others	1,049	1,065
Proceeds from sales of equipment leased to others	1,165,619	1,147,870
Purchases of marketable securities and security investments	(412,806)	(779,111)
Proceeds from sales of and maturity of marketable securities and security investments	466,274	761,349
Changes in investments and other assets, and other	(60,345)	(106,597)

Net cash used in investing activities	(1,910,462)	(2,177,982)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	4,541,541	4,666,579
Payments of long-term debt	(3,773,644)	(4,314,294)
Increase in short-term borrowings	233,331	461,052

Net cash provided by financing activities	1,001,228	813,337

Effect of exchange rate changes on cash and cash equivalents	(2,224)	(27,464)

Net increase (decrease) in cash and cash equivalents	116,735	(76,266)

Cash and cash equivalents at beginning of year	621,276	738,011

Cash and cash equivalents at end of year	738,011	661,745

(Consolidated)
Effect of exchange rate changes on cash and cash equivalents	(13,486)	(43,588)

Net increase in cash and cash equivalents	55,647	57,194

Cash and cash equivalents at beginning of year	2,939,428	2,995,075

Cash and cash equivalents at end of year	2,995,075	3,052,269

Note:

In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

TOYOTA MOTOR CORPORATION    FY2018 Financial Summary

(iii) Geographic Information

FY2017 (As of and for the year ended March 31, 2017)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	8,798,903	10,033,419	2,517,601	4,279,617	1,967,653	—	27,597,193
Inter-segment sales and transfers	6,031,965	205,672	163,438	540,204	193,421	(7,134,700)	—

Total	14,830,868	10,239,091	2,681,039	4,819,821	2,161,074	(7,134,700)	27,597,193

Operating expenses	13,628,623	9,927,897	2,693,283	4,384,642	2,102,380	(7,134,004)	25,602,821

Operating income (loss)	1,202,245	311,194	(12,244)	435,179	58,694	(696)	1,994,372

Assets	14,791,969	17,365,237	2,846,469	4,486,021	2,819,935	6,440,555	48,750,186

FY2018 (As of and for the year ended March 31, 2018)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	9,273,672	10,347,266	2,940,243	4,497,374	2,320,955	—	29,379,510
Inter-segment sales and transfers	6,751,172	227,144	244,981	650,765	132,344	(8,006,406)	—

Total	16,024,844	10,574,410	3,185,224	5,148,139	2,453,299	(8,006,406)	29,379,510

Operating expenses	14,364,926	10,435,511	3,110,198	4,714,940	2,340,636	(7,986,563)	26,979,648

Operating income	1,659,918	138,899	75,026	433,199	112,663	(19,843)	2,399,862

Assets	15,797,024	16,936,704	3,346,179	4,893,582	2,986,661	6,348,099	50,308,249

Note:	1.

Unallocated corporate assets included under “Inter-segment Elimination and/or Unallocated Amount” for FY2017 and FY2018 are 9,177,953 million yen and 9,386,399 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.

	2.	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

TOYOTA MOTOR CORPORATION    FY2018 Financial Summary

(8) Per Share Amounts

Basic and diluted net income attributable to Toyota Motor Corporation per common share for the years ended March 31, 2017 and 2018 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted-average common shares	Net income attributable to Toyota Motor Corporation per common share
For the year ended March 31, 2017
Net income attributable to Toyota Motor Corporation	1,831,109
Accretion to Mezzanine equity	(4,849)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(4,946)

Basic net income attributable to Toyota Motor Corporation per common share	1,821,314	3,008,088	605.47
Effect of dilutive securities
Model AA Class Shares	9,795	47,100
Assumed exercise of dilutive stock options	(6)	638

Diluted net income attributable to Toyota Motor Corporation per common share	1,831,103	3,055,826	599.22

For the year ended March 31, 2018
Net income attributable to Toyota Motor Corporation	2,493,983
Accretion to Mezzanine equity	(4,849)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(7,442)

Basic net income attributable to Toyota Motor Corporation per common share	2,481,692	2,947,365	842.00
Effect of dilutive securities
Model AA Class Shares	12,291	47,100
Assumed exercise of dilutive stock options	(4)	301

Diluted net income attributable to Toyota Motor Corporation per common share	2,493,979	2,994,766	832.78

The following table shows Toyota Motor Corporation shareholders’ equity per share as of March 31, 2017 and 2018.

	Yen in millions	Thousands of shares	Yen
	Toyota Motor Corporation shareholders’ equity	Common shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation shareholders’ equity per share
As of March 31, 2017	17,514,812	2,974,723	5,887.88
As of March 31, 2018	18,735,982	2,909,924	6,438.65

Supplemental Material for Financial Results for FY2018 (Consolidated)

< U.S. GAAP >

	FY2017										FY2018										FY2019
	1Q (2016/4-6)		2Q (2016/7-9)		3Q (2016/10-12)		4Q (2017/1-3)		12 months (’16/4-’17/3)		1Q (2017/4-6)		2Q (2017/7-9)		3Q (2017/10-12)		4Q (2018/1-3)		12 months (’17/4-’18/3)		Forecast 12 months (’18/4-’19/3)
Vehicle Production (thousands of units)	2,149		2,240		2,240		2,347		8,975		2,216		2,176		2,266		2,306		8,964		—
(Japan) –including Daihatsu & Hino	934		1,059		1,013		1,104		4,109		1,023		1,039		1,100		1,124		4,286		—
[Daihatsu & Hino]	[194	]	[215	]	[236	]	[277	]	[921	]	[266	]	[260	]	[273	]	[288	]	[1,087	]	—
(Overseas) –including Daihatsu & Hino	1,215		1,181		1,227		1,243		4,866		1,193		1,137		1,166		1,182		4,678		—
[Daihatsu & Hino]	[86	]	[95	]	[114	]	[105	]	[400	]	[92	]	[93	]	[90	]	[129	]	[404	]	—
North America	527		508		494		534		2,063		509		438		459		497		1,903		—
Europe	144		135		175		183		637		176		152		178		175		681		—
Asia	420		409		434		411		1,674		383		406		413		399		1,601		—
Central and South America	69		69		76		68		282		79		86		90		79		333		—
Oceania	21		27		22		19		88		20		23		0		0		43		—
Africa	34		33		26		28		122		26		32		26		32		117		—
Vehicle Sales (thousands of units)	2,172		2,191		2,280		2,327		8,971		2,215		2,175		2,289		2,286		8,964		8,950
[First Half 6 months]									[4,363	]									[4,389	]	[4,450	]
(Japan) –including Daihatsu & Hino	511		567		534		661		2,274		544		543		552		616		2,255		2,190
[Daihatsu & Hino]	[132	]	[146	]	[150	]	[195	]	[623	]	[164	]	[162	]	[158	]	[201	]	[685	]	[670	]
(Overseas) –including Daihatsu & Hino	1,661		1,624		1,746		1,666		6,697		1,671		1,632		1,737		1,670		6,709		6,760
[Daihatsu & Hino]	[72	]	[70	]	[82	]	[78	]	[302	]	[71	]	[75	]	[79	]	[82	]	[306	]	[320	]
North America	715		684		745		692		2,837		723		672		735		675		2,806		2,800
Europe	222		212		233		257		925		240		229		237		262		968		940
Asia	384		381		428		395		1,588		363		382		404		394		1,543		1,670
Central and South America	101		110		103		96		409		108		109		118		110		445		460
Oceania	64		65		66		66		260		74		70		71		68		283		280
Africa	43		47		44		46		180		42		46		46		50		184		180
Middle East	130		124		125		113		491		119		122		123		109		472		430
Other	2		1		2		1		7		2		2		3		2		8		—
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,529		2,538		2,645		2,539		10,251		2,590		2,626		2,631		2,594		10,441		10,500
Housing Sales (units)	1,185		1,611		1,282		6,243		10,321		2,312		5,399		2,699		5,812		16,222		16,200

Supplemental 1

Supplemental Material for Financial Results for FY2018 (Consolidated)

< U.S. GAAP >

	FY2017					FY2018						FY2019
	1Q (2016/4-6)	2Q (2016/7-9)	3Q (2016/10-12)	4Q (2017/1-3)	12 months (’16/4-’17/3)	1Q (2017/4-6)	2Q (2017/7-9)	3Q (2017/10-12)	4Q (2018/1-3)	12 months (’17/4-’18/3)		Forecast 12 months (’18/4-’19/3)
Foreign Exchange Rates
Yen to US Dollar Rate	108	102	109	114	108	111	111	113	108	111		as premise: 105
Yen to Euro Rate	122	114	118	121	119	122	130	133	133	130		as premise: 130
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	49.7	49.3	47.9	45.3	47.8	49.3	45.1	50.0	44.0	46.9		approximately: 47.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	47.0	46.1	45.3	42.6	45.0	46.2	43.3	46.8	42.0	44.4
Number of Employees	354,974	355,264	357,072	364,445	364,445	371,888	371,286	368,883	369,124	369,124	(Note 1)
Net Revenues (billions of yen)	6,589.1	6,481.4	7,084.1	7,442.4	27,597.1	7,047.6	7,143.6	7,605.7	7,582.5	29,379.5		29,000.0
Geographic Information
Japan	3,361.4	3,619.0	3,772.4	4,077.9	14,830.8	3,686.3	3,881.8	4,173.1	4,283.4	16,024.8
North America	2,534.5	2,341.8	2,712.2	2,650.4	10,239.0	2,661.4	2,567.7	2,799.8	2,545.3	10,574.4
Europe	621.8	604.0	675.2	779.8	2,681.0	761.5	758.2	792.2	873.1	3,185.2
Asia	1,182.6	1,118.9	1,261.2	1,257.0	4,819.8	1,196.7	1,287.6	1,341.5	1,322.2	5,148.1
Other	521.5	525.0	559.9	554.5	2,161.0	612.4	625.4	616.2	599.2	2,453.2
Elimination	-1,632.8	-1,727.5	-1,896.9	-1,877.3	-7,134.7	-1,870.8	-1,977.3	-2,117.1	-2,040.9	-8,006.4
Business Segment
Automotive	6,029.0	5,908.9	6,469.5	6,674.2	25,081.8	6,368.6	6,368.2	6,862.8	6,798.1	26,397.9
Financial Services	438.9	432.0	476.0	476.6	1,823.6	503.7	493.8	512.5	506.8	2,017.0
All Other	249.0	283.8	276.0	512.1	1,321.0	337.9	430.8	381.0	496.2	1,646.1
Elimination	-127.8	-143.4	-137.4	-220.5	-629.3	-162.8	-149.2	-150.7	-218.7	-681.5
Operating Income (billions of yen)	642.2	474.6	438.5	438.9	1,994.3	574.2	522.2	673.6	629.6	2,399.8		2,300.0
(Operating Income Ratio) (%)	(9.7)	(7.3)	(6.2)	(5.9)	(7.2)	(8.1)	(7.3)	(8.9)	(8.3)	(8.2)		(7.9)
Geographic Information
Japan	290.3	194.3	209.3	508.2	1,202.2	319.2	321.3	470.6	548.7	1,659.9
North America	171.4	139.8	70.6	-70.7	311.1	89.2	55.3	33.1	-38.8	138.8
Europe	9.0	25.5	18.1	-64.9	-12.2	20.3	17.4	23.3	13.8	75.0
Asia	127.4	95.3	124.6	87.7	435.1	104.3	109.8	123.6	95.3	433.1
Other	27.3	25.5	24.1	-18.3	58.6	38.6	31.6	33.0	9.2	112.6
Elimination	16.6	-5.9	-8.3	-3.0	-0.6	2.4	-13.4	-10.1	1.2	-19.8
Business Segment
Automotive	543.4	393.9	382.7	372.8	1,692.9	489.3	423.1	569.0	529.5	2,011.1
Financial Services	90.2	61.9	42.6	27.5	222.4	75.3	69.4	82.6	58.1	285.5
All Other	10.3	16.9	16.5	37.5	81.3	13.6	22.8	24.7	39.5	100.8
Elimination	-1.7	1.8	-3.3	0.9	-2.3	-4.0	6.8	-2.7	2.3	2.3
Income before Income Taxes (billions of yen)	677.0	499.4	587.5	429.7	2,193.8	679.3	572.8	750.9	617.3	2,620.4		2,450.0
(Income before Income Taxes Ratio) (%)	(10.3)	(7.7)	(8.3)	(5.8)	(7.9)	(9.6)	(8.0)	(9.9)	(8.1)	(8.9)		(8.5)
Equity in Earnings of Affiliated Companies (billions of yen)	90.0	78.3	89.6	104.0	362.0	137.8	97.2	123.8	111.2	470.0		440.0
Net Income (billions of yen)	552.4	393.7	486.5	398.4	1,831.1	613.0	458.2	941.8	480.8	2,493.9		2,120.0	(Note 2)
(Net Income Ratio) (%)	(8.4)	(6.1)	(6.9)	(5.4)	(6.6)	(8.7)	(6.4)	(12.4)	(6.3)	(8.5)		(7.3)
Dividends
Common Shares
Cash Dividends (billions of yen)	—	300.3	—	327.2	627.5	—	293.4	—	349.1	642.6	(Note 3)
Cash Dividends per Share (yen)	—	100	—	110	210	—	100	—	120	220
Payout Ratio (%)	—	32.1	—	37.3	34.6	—	27.8	—	24.8	26.1
Model AA Class Shares
Cash Dividends (billions of yen)	—	2.4	—	2.4	4.9	—	3.7	—	3.7	7.4	(Note 3)
Cash Dividends per Share (yen)	—	52.5	—	52.5	105	—	79	—	79	158
Value of Shares Repurchased (billions of yen) [actual purchase]	147.7	352.2	104.7	95.1	699.9	—	249.9	34.9	214.9	499.9	(Note 4)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	199.9	—	249.9	449.9	—	249.9	—	300.0 (maximum )	549.9 (maximum	(Note 4) )(Note 5)
Number of Shares Canceled (thousands)	—	—	75,000	—	75,000	—	—	—	—	—	(Note 6)
Number of Outstanding Common Shares (thousands)	3,337,997	3,337,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997
Number of Outstanding Model AA Class Shares (thousands)	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100

Supplemental 2

Supplemental Material for Financial Results for FY2018 (Consolidated)

< U.S. GAAP >

	FY2017					FY2018						FY2019
	1Q (2016/4-6)	2Q (2016/7-9)	3Q (2016/10-12)	4Q (2017/1-3)	12 months (’16/4-’17/3)	1Q (2017/4-6)	2Q (2017/7-9)	3Q (2017/10-12)	4Q (2018/1-3)	12 months (’17/4-’18/3)		Forecast 12 months (’18/4-’19/3)
R&D Expenses (billions of yen)	274.1	258.2	261.5	243.5	1,037.5	278.6	272.0	264.3	249.2	1,064.2		1,080.0
Depreciation Expenses (billions of yen)	205.8	215.1	225.3	246.9	893.2	212.9	242.3	248.5	260.6	964.4		1,000.0	(Note 7)
Geographic Information
Japan	111.9	120.2	125.4	139.6	497.2	108.4	132.6	136.4	145.9	523.4		550.0
North America	42.0	43.1	44.0	49.1	178.4	45.5	48.7	51.8	55.7	201.9		190.0
Europe	11.1	11.7	13.3	14.0	50.3	15.4	16.3	15.4	13.2	60.5		80.0
Asia	32.2	31.5	33.1	34.8	131.7	34.1	35.3	35.1	37.1	141.7		140.0
Other	8.4	8.3	9.3	9.3	35.4	9.2	9.2	9.6	8.6	36.7		40.0
Capital Expenditures (billions of yen)	253.3	257.8	268.2	432.3	1,211.8	205.7	285.1	299.4	512.3	1,302.7		1,370.0	(Note 7)
Geographic Information
Japan	135.1	137.3	133.7	233.9	640.2	112.5	152.1	156.9	264.0	685.7		730.0
North America	70.1	85.3	84.4	134.5	374.5	65.3	70.9	83.5	139.0	358.8		320.0
Europe	10.8	12.9	12.8	22.3	58.9	4.8	15.0	16.1	23.4	59.6		130.0
Asia	29.1	14.4	29.2	30.2	103.1	13.3	29.3	21.1	62.9	126.8		120.0
Other	8.0	7.7	7.9	11.2	34.9	9.6	17.6	21.7	22.7	71.7		70.0
Total Liquid Assets (billions of yen)	8,700.2	8,469.6	8,819.3	9,199.5	9,199.5	9,364.0	9,306.7	9,309.1	9,372.1	9,372.1	(Note 8)
Total Assets (billions of yen)	44,524.3	43,776.1	48,111.4	48,750.1	48,750.1	49,456.0	50,253.0	51,216.4	50,308.2	50,308.2
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	16,127.8	16,391.9	17,293.2	17,514.8	17,514.8	17,874.2	18,253.4	18,996.4	18,735.9	18,735.9
Return on Equity (%)	13.4	9.6	11.5	9.1	10.6	13.8	10.1	20.2	10.1	13.7
Return on Asset (%)	4.8	3.6	4.2	3.3	3.8	5.0	3.7	7.4	3.8	5.0
Number of Consolidated Subsidiaries (including Variable Interest Entities)					597					606
No. of Affil. Accounted for Under the Equity Method					54					57

Analysis of Consolidated Net Income for FY2018(Note 2) (billions of yen, approximately)	4Q (2018/1-3)	12 months (’17/4-’18/3)
Effects of Marketing Activities	55.0	-100.0
Effects of Changes in Exchange Rates*[1]	-30.0	265.0
Cost Reduction Efforts	30.0	165.0
From Engineering	15.0	120.0
From Manufacturing and Logistics	15.0	45.0
Decreases in Expenses, etc.	145.0	60.0
Other	-9.3	15.4
(Changes in Operating Income)	190.7	405.4
Non-operating Income	-3.1	21.1
Equity in Earnings of Affiliated Companies	7.1	108.0
Income Taxes, Net Income Attributable to Noncontrolling Interests*[2]	-112.3	128.2
(Changes in Net Income)*[2]	82.4	662.8	(Note 2)

*1	Translational impacts concerning operating income of overseas subsidiaries and concerning provisions in foreign currencies are included in “Effects of Changes in Exchange Rates.”
*2	Net income attributable to Toyota Motor Corporation for the fiscal year ended March 31, 2018 includes a reduction in income taxes of 249.6 billion yen, which is mainly attributable to the revaluation of deferred tax assets and liabilities resulting from the Tax Cuts and Jobs Act of 2017 of the United States.

Supplemental 3

Supplemental Material for Financial Results for FY2018 (Unconsolidated)

< Japan GAAP >

	FY2017					FY2018					FY2019
	1Q (2016/4-6)	2Q (2016/7-9)	3Q (2016/10-12)	4Q (2017/1-3)	12 months (’16/4-’17/3)	1Q (2017/4-6)	2Q (2017/7-9)	3Q (2017/10-12)	4Q (2018/1-3)	12 months (’17/4-’18/3)	Forecast 12 months (’18/4-’19/3)
Toyota & Lexus brand
Domestic Vehicle Production (thousands of units)	740	844	777	827	3,188	757	779	827	836	3,199	3,190
Overseas Vehicle Production (thousands of units)	1,494	1,422	1,477	1,498	5,891	1,464	1,420	1,435	1,405	5,724	5,710
Domestic Vehicle Retail Sales (thousands of units)	366	413	382	475	1,636	390	383	384	440	1,597	1,530
Exports Vehicle Sales (thousands of units)	393	456	462	415	1,726	440	457	504	481	1,882	1,900
North America	160	175	201	170	706	190	193	220	193	796	820
Europe	60	73	65	66	264	57	63	57	71	248	260
Asia	59	77	74	57	267	72	77	97	77	323	300
Central and South America	10	14	11	14	49	12	12	14	15	53	50
Oceania	36	43	35	40	154	40	42	38	46	166	170
Africa	13	15	14	11	53	14	15	13	12	54	60
Middle East	54	57	61	55	227	53	54	63	64	234	240
Other	1	2	1	2	6	2	1	2	3	8
Net Revenues (billions of yen)	2,644.8	2,854.8	2,978.2	2,998.3	11,476.3	2,870.2	2,918.1	3,259.8	3,153.2	12,201.4	11,900.0
Domestic	939.6	1,036.7	973.2	1,135.9	4,085.5	962.8	946.5	1,067.5	1,098.4	4,075.4
Exports	1,705.2	1,818.0	2,004.9	1,862.3	7,390.7	1,907.3	1,971.5	2,192.2	2,054.8	8,126.0
Operating Income (billions of yen)	243.6	116.3	118.3	358.8	837.2	222.4	215.5	343.3	476.1	1,257.5	1,070.0
(Operating Income Ratio) (%)	(9.2)	(4.1)	(4.0)	(12.0)	(7.3)	(7.8)	(7.4)	(10.5)	(15.1)	(10.3)	(9.0)
Ordinary Income (billions of yen)	479.2	383.3	552.8	386.3	1,801.7	570.7	513.2	674.4	479.7	2,238.1	1,850.0
(Ordinary Income Ratio) (%)	(18.1)	(13.4)	(18.6)	(12.9)	(15.7)	(19.9)	(17.6)	(20.7)	(15.2)	(18.3)	(15.5)
Net Income (billions of yen)	406.8	331.1	479.1	312.7	1,529.9	488.1	437.4	585.7	347.9	1,859.3	1,520.0
(Net Income Ratio) (%)	(15.4)	(11.6)	(16.1)	(10.4)	(13.3)	(17.0)	(15.0)	(18.0)	(11.0)	(15.2)	(12.8)
R&D Expenses (billions of yen)	237.4	226.4	232.9	212.8	909.6	241.6	237.3	230.3	211.2	920.6	920.0
Depreciation Expenses (billions of yen)	57.5	55.6	50.4	49.0	212.6	58.4	58.0	56.0	55.2	227.8	250.0
Capital Expenditures (billions of yen)	64.9	56.8	63.1	109.6	294.5	54.0	57.6	60.0	113.2	284.8	330.0

Analysis of Unconsolidated Net Income for FY2018 (billions of yen, approximately)	4Q (2018/1-3)	12 months (’17/4-’18/3)
Marketing Efforts	55.0	25.0
Effects of Changes in Exchange Rates*[3]	-15.0	255.0
Cost Reduction Efforts	30.0	130.0
From Engineering	25.0	115.0
From Manufacturing and Logistics	5.0	15.0
Decreases in Expenses, etc.	45.0	10.0
Other	2.3	0.3
(Changes in Operating Income)	117.3	420.3
Non-operating Income	-23.8	16.1
Income Taxes, etc.	-58.2	-107.0
(Changes in Net Income)	35.1	329.4

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)

Shows the number of employees as of the end of each period (excluding loan employees from Toyota and its consolidated subsidiaries (“Toyota”) to outside Toyota and including loan employees from outside Toyota to Toyota)

(Note 2)	Shows “Net income attributable to Toyota Motor Corporation”
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Value of common shares repurchased (excluding shares constituting less than one unit that were purchased upon request)
(Note 5)	Value of common shares repurchased (shareholder return on Net Income for the period)
(Note 6)	Number of common shares canceled
(Note 7)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease
(Note 8)	Cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, excluding in eash case those relating to financial services
*3	Translational impacts concerning provisions in foreign currencies are included in “Effects of Changes in Exchange Rates.”

Supplemental 4